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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20552
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        NEW YORK COMMUNITY BANCORP, INC.
                                (Name of Issuer)

                          COMMON STOCK ($.01 PAR VALUE)
                         (Title of Class of Securities)


                                   649445103
                                (CUSIP Number)


                                MAX L. KUPFERBERG
                                29-05 214TH PLACE
                             BAYSIDE, NEW YORK 11360
                                 (718) 225-7396
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                DECEMBER 1, 2000
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                                 (Page 1 of 9)

-------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

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CUSIP NO.  649445103                                   Page  2  OF  9   PAGES
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   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              MAX L. KUPFERBERG
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   2
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)/__/
                                                                        (b)/__/
              N/A

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   3     SEC USE ONLY


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   4     SOURCE OF FUNDS*

              OO

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2|_| or 2(e)

              N/A

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

----------------  -----   ------------------------------------------------------
     NUMBER OF      7     SOLE VOTING POWER
      SHARES                  962,408
   BENEFICIALLY
     OWNED BY     -----   ------------------------------------------------------
       EACH         8     SHARED VOTING POWER
     REPORTING                152,911
      PERSON
       WITH       -----   ------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER
                              962,408

                  -----   ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER
                              152,911


------   ---------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,115,319 SHARES


------   ---------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          |_|     N/A


------   -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.8%

------   -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

              IN
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                       *SEE INSTRUCTIONS BEFORE FILING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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CUSIP NO. 649445103
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ITEM 1.           SECURITY AND ISSUER

      State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

      THIS SCHEDULE 13D RELATES TO SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "COMMON STOCK"), OF NEW YORK COMMUNITY BANCORP, INC. ("NYCB"), A CORPORATION ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE AND THE HOLDING COMPANY FOR NEW YORK COMMUNITY BANK. THE PRINCIPAL EXECUTIVE OFFICE OF NYCB IS LOCATED AT 615 MERRICK AVENUE, WESTBURY, NEW YORK 11590.


ITEM 2.           IDENTITY AND BACKGROUND

      If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).


      (a)   Name;

            THIS STATEMENT IS BEING FILED ON BEHALF OF MAX L. KUPFERBERG (THE "REPORTING PERSON").


      (b)   Residence or business address;

            THE REPORTING PERSON RESIDES AT 29-05 214TH PLACE, BAYSIDE, NEW YORK 11360.


      (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

            THE REPORTING PERSON IS A DIRECTOR OF THE COMPANY AND ITS WHOLLY-OWNED SUBSIDIARY, NEW YORK COMMUNITY BANK (THE "BANK"), WHICH HAS THE SAME PRINCIPAL EXECUTIVE OFFICE AS THE COMPANY, AND IS CHAIRMAN OF THE BOARD OF DIRECTORS OF KEPCO, INC., A MANUFACTURER OF ELECTRICAL EQUIPMENT, WHICH IS LOCATED AT 131-38 SANFORD AVENUE, FLUSHING, NEW YORK 11355.





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CUSIP NO. 649445103
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      (d)   Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

            THE REPORTING PERSON HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) DURING THE LAST FIVE YEARS.


      (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

            THE REPORTING PERSON HAS NOT DURING THE LAST FIVE YEARS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION NOR AS A RESULT OF SUCH PROCEEDING WAS HE OR IS HE SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.


      (f)   Citizenship.

            THE REPORTING PERSON IS A UNITED STATES CITIZEN.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

      THE REPORTING PERSON IS FILING THIS AMENDMENT TO REPORT THAT HIS BENEFICIAL OWNERSHIP INTEREST IN THE COMPANY HAS DECREASED BELOW 5% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARES OF COMMON STOCK. THE REPORTING PERSON'S INTEREST DECREASED BECAUSE THE COMPANY ISSUED AN ADDITIONAL 9,828,001 SHARES OF COMMON STOCK IN CONNECTION WITH ITS ACQUISITION OF HAVEN BANCORP, INC. EFFECTIVE NOVEMBER 30, 2000. THE INFORMATION REQUIRED BY ITEM 3 IS INCLUDED IN THE ORIGINAL SCHEDULE 13D THE REPORTING PERSON FILED WITH THE




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CUSIP NO. 649445103
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SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 14, 1998 WHICH IS INCORPORATED
HEREIN BY REFERENCE.


ITEM 4.     PURPOSE OF TRANSACTION

      State the purpose or purposes of the acquisition of securities of the issuer.

      THE REPORTING PERSON ACQUIRED THE COMPANY'S STOCK FOR INVESTMENT PURPOSES. THE REPORTING PERSON MAY FROM TIME TO TIME ACQUIRE ADDITIONAL SECURITIES OF THE COMPANY USING PERSONAL FUNDS THROUGH A BROKER AND/OR PRIVATELY NEGOTIATED TRANSACTIONS.

      Describe any plans or proposals which the reporting persons may have which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

            NONE.(1)


      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            NONE.(1)


      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

            NONE.(1)


      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            NONE. THE BOARD OF DIRECTORS MAY FILL ANY VACANCY ON THE BOARD OF DIRECTORS AND, FROM TIME TO TIME, MAY ADD TO OR REDUCE THE NUMBER OF DIRECTORS SUBJECT TO THE PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION OR BYLAWS. THE REPORTING PERSON'S INFLUENCE IN THE COMPOSITION OF THE BOARD IS MADE THROUGH HIS ROLE AS A MEMBER OF THE BOARD OF DIRECTORS, AND NOT AS A STOCKHOLDER OF THE COMPANY.


      (e) Any material change in the present capitalization or dividend policy of the issuer;

            NONE.(1)



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CUSIP NO. 649445103
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      (f)   Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

            NONE.(1)


      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

            NONE.(1)


      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            NONE.(1)


      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            NONE.(1)


      (j)   Any action similar to any of those enumerated above.

            NONE.(1)

(1) NOTWITHSTANDING HIS RESPONSE WITH RESPECT TO HIS ACTIONS AS A STOCKHOLDER, THE REPORTING PERSON MAY EXERCISE HIS DUTIES AS A MEMBER OF THE BOARD OF THE COMPANY WITH REGARD TO ACTIONS THAT MAY IMPACT THESE MATTERS.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;





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CUSIP NO. 649445103
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            THE REPORTING PERSON BENEFICIALLY OWNS 1,115,319 SHARES, AS ADJUSTED
            FOR THE 3-FOR-2 STOCK SPLIT ON SEPTEMBER 29, 1998, REPRESENTING 3.8% OF THE OUTSTANDING SHARES OF THE COMPANY, BASED UPON REPORTED OUTSTANDING SHARES OF 29,580,124 AT DECEMBER 31, 2000.


            THE BENEFICIALLY OWNED SHARES INCLUDE 20,616 SHARES UNDERLYING STOCK OPTIONS GRANTED UNDER THE COMPANY'S 1997 STOCK OPTION PLAN WHICH THE REPORTING PERSON CURRENTLY HAS THE RIGHT TO ACQUIRE. EXCLUDES 33,384 SHARES UNDERLYING OPTIONS UNDER THE COMPANY'S 1997 STOCK OPTION PLAN WHICH VEST ON JULY 18, 2001.


      (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

            OF THE SHARES REFERRED TO IN ITEM 5(A), THE REPORTING PERSON HAS THE SOLE POWER TO VOTE 962,408 OF THE SHARES; SHARED POWER TO VOTE 152,911 (OWNED BY THE REPORTING PERSON'S SPOUSE) OF SAID SHARES; SOLE POWER TO DISPOSE OF 962,408 SHARES; AND SHARED POWER TO DISPOSE OF 152,911 SHARES. INFORMATION ABOUT THE REPORTING PERSON'S SPOUSE
            FOLLOWS:

            I.    THE SPOUSE'S NAME IS SELMA KUPFERBERG (THE "SPOUSE").

            II.   THE SPOUSE RESIDES AT 29-05 214TH PLACE, BAYSIDE, NEW YORK
                  11360.

            III.  NOT APPLICABLE.

            IV. THE SPOUSE HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS) DURING THE LAST FIVE YEARS.

            V. THE SPOUSE HAS NOT DURING THE LAST FIVE YEARS BEEN A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION NOR AS A RESULT OF SUCH PROCEEDING WAS SHE OR IS SHE SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

            VI.   THE SPOUSE IS A UNITED STATES CITIZEN.


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CUSIP NO. 649445103
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      (c)   Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

      (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

            NO PERSON IS KNOWN TO HAVE THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS FROM THE SALE OF, THE SECURITIES REFERRED TO IN ITEM 5(A).


      (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

            NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

      THE REPORTING PERSON IS A DIRECTOR OF THE COMPANY AND THE BANK AND HAS ENTERED INTO TWO AGREEMENTS WITH THE COMPANY PURSUANT TO THE COMPANY'S 1997 STOCK OPTION PLAN. THE FIRST AGREEMENT IS A NON-STATUTORY STOCK OPTION AGREEMENT WHICH GRANTS THE REPORTING PERSON OPTIONS TO PURCHASE 20,616 SHARES OF THE COMPANY'S COMMON STOCK AT $30.34 PER SHARE. THE SECOND AGREEMENT IS A NON-STATUTORY STOCK OPTION AGREEMENT WHICH GRANTS THE REPORTING PERSON OPTIONS TO PURCHASE 33,384 SHARES OF THE COMPANY'S COMMON STOCK AT $34.57 PER SHARE. THE AGREEMENTS UNDER THE 1997 STOCK OPTION PLAN ARE DATED FEBRUARY 21, 1997 AND JULY 18, 2000; THE OPTIONS GRANTED PURSUANT TO THE RELOAD FEATURE OF THE PLAN VESTED ON JULY 21, 1998 AND WILL VEST ON JULY 18, 2001, RESPECTIVELY, AND EXPIRE TEN YEARS FROM THE DATE OF GRANT.





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ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-l(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any Proxy as disclosed in Item 6.

      THE COMPANY'S 1997 STOCK OPTION PLAN DISCLOSED IN ITEM 6 IS INCORPORATED BY REFERENCE INTO THIS DOCUMENT FROM THE COMPANY'S PROXY STATEMENT FOR THE 1997 ANNUAL MEETING OF SHAREHOLDERS (FILE NO. 0-22278).



SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date   March 9, 2001                Signature



                                    /s/ Max L. Kupferberg
                                    -------------------------
                                    Max L. Kupferberg


      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).